News Releasee Communiqué de Pressee

Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Republic of Gabon: Total Gabon’s Convention of Establishment Renewed
Paris, July 6, 2007 - Total announces that Total Gabon and the Republic of Gabon have signed an agreement to renew for 25 years the convention of establishment, which expired on June 30, 2007.
The convention of establishment defines, among other things, the legal and tax system governing Total Gabon’s concessions, operating licenses and crude transportation installations. It covers 17 concessions and operating licenses representing an area of nearly 1,500 square kilometres and more than 60% of Total’s share of output in Gabon (more than 50,000 barrels per day in 2006).
The system was thoroughly updated to promote exploration and development of oil and gas resources and to support oil and gas production in Gabon. Total is therefore considering additional development of the Anguille field, wholly owned by Total Gabon, which came on stream in 1966. A final investment decision could be made at the end of 2007. This project would add more than 100 million barrels of proved and probable reserves and 30,000 barrels of oil per day in first half of next decade.
The renewal of the convention of establishment between Total and the Republic of Gabon demonstrates their renewed trust in developing the country’s natural resources.
Total Gabon
Total Gabon is Gabon’s top-ranked oil operator, with total operated crude oil production of around 36% of the country’s output. Total’s equity production averaged 87,000 barrels of oil equivalent per day in 2006.
Present in Gabon since 1931, Total Gabon has helped to discover more than 80% of the country’s oil and gas reserves and has developed more than 50 onshore and offshore fields over the past 50 years. Since 2000, Total Gabon launched a wide-ranging program to appraise and redevelop existing fields to enhance recovery and slow down the natural decline in output. Under the program, capital expenditure is expected to double in 2007 from $130 million in 2006 and will be sustained in subsequent years.
Total Gabon is a Gabonese company whose shares are listed on Eurolist by Euronext Paris. Total holds 58%, the Republic of Gabon 25% and the public float is 17%.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense Cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330